Lead Real Estate Co., Ltd

September 15, 2022

Via EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ameen Hamady

Wilson Lee

Pam Long

Ruairi Regan

Re:	Lead Real Estate Co., Ltd
Amendment No. 1 to Registration Statement on Form F-1
Filed September 9, 2022
File No. 333-266762

Ladies and Gentlemen:

This letter is in response to the letter dated September 15, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Lead Real Estate Co., Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (“Amended Registration Statement No. 2”) is being filed to accompany this letter.

Dilution, page 38

1.	We note your response to comment 1 and your revised disclosures. It appears your adjusted net tangible book value after the offering as of December 31, 2021 of $22,065,475 does not include the $1,752,346 net tangible book value as of December 31, 2021 prior to the offering. Based on the sum of the $22,065,475 net proceeds disclosed on page 34 and the $1,752,346 net tangible book value as of December 31, 2021 prior to the offering, it appears the adjusted net tangible book value as of December 31, 2021 should be $23,817,821. Please clarify and/or revise accordingly.

In response to the Staff’s comments, we revised our disclosure on page 38 of Amended Registration Statement No. 2 to correct the adjusted net tangible book value as of December 31, 2021.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Eiji Nagahara
Name: Eiji Nagahara
Title: President and Chief Executive Officer

cc:	Ying Li, Esq.

Hunter Taubman Fischer & Li LLC